UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CRYPTOLOGIC LIMITED

(Name of Subject Corporation (issuer))

Amaya Gaming Group Inc. (offeror)

(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, No Par Value

(Title of Class of Securities)

228906103

(CUSIP Number of Class of Securities)

Amaya Gaming Group Inc.

Attention: President and Chief Executive Officer

7600 TransCanada Hwy

Pointe-Claire, Quebec, Canada

H9R 1C8

(514) 744-3122

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

(416) 777-4700

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO in connection with the offer by Amaya Gaming Group Inc., a publicly traded company incorporated in the Canadian province of Quebec under the Business Corporations Act (Quebec) (“Amaya”), to acquire the entire issued and to be issued ordinary share capital of CryptoLogic Limited, a publicly traded company incorporated in Geurnsey (“CryptoLogic”), to the extent that such ordinary shares are not already owned by Amaya. In the Offer, Amaya is offering $2.535 in cash in exchange for each outstanding CryptoLogic Share. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the filing requirements of Rule 14d-3(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All information in the Offer Document which was previously filed as Exhibit 99.(a)(1) on Schedule TO, is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer Document.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

1. Responses to Question 12 and Question 13 of “Frequently Asked Questions” of the Offer Document are hereby amended and supplemented as follows:

Question 12 - The first sentence of the first paragraph of the response to this Question is deleted and replaced with the following:

“If the Offer has not become unconditional by 3.00 p.m. London time, (10.00 a.m. Toronto time) on 28 March 2012, Amaya may choose, but shall not be obliged, to extend the Initial Acceptance Period.”

Question 13 - The following sentence is added at the end of the first paragraph of the response to this Question:

“The public announcement will include the new expiration time and date of the Initial Acceptance Period.”

2. Paragraph 10 “Acquisition of CryptoLogic Shares not Acquired as a Result of the Offer and Mandatory Exchange of Exchangeable Shares” of Part 2 of the Offer Document is hereby amended and supplemented as follows:

A new sub-paragraph (e) is included as follows:

“Other than as set forth in sub-paragraphs 10(b) and 10(c), there are no other means under applicable law to squeeze out minority CryptoLogic Shareholders. Therefore, in the event that the acceptance condition (as defined in Section B of Part 3 to this Offer Document) is satisfied but the total amount of CryptoLogic Shares acquired by Amaya under the Offer does not meet the required threshold to conduct a compulsory acquisition either under Companies Law (Guernsey) or the CryptoLogic Memorandum and Articles, Amaya will become a majority shareholder of CryptoLogic.

Under Companies Law (Guernsey), a majority shareholder holding more than 50%, but less than 75%, of the issued share capital of CryptoLogic will be able to approve ordinary resolutions of CryptoLogic, including resolutions to do the following: appointing directors; ratifying the actions of directors; appointing and removing the auditor; altering CryptoLogic’s share capital; giving the directors authority to issue new shares; and approving on-market acquisitions by CryptoLogic of its own shares.

In addition to the matters listed above, a majority shareholder holding 75% or more, but less than 90%, of the issued share capital of CryptoLogic will be able to approve almost all critical corporate actions requiring shareholder approval, including: removing directors; amending the rights attaching to issued shares; altering CryptoLogic’s articles of incorporation; approving off-market acquisitions by CryptoLogic of its own shares; winding-up of the company; conversion of CryptoLogic into another form of company; migration of CryptoLogic to another jurisdiction; approval of a scheme of arrangement (subject to Court sanction and any condition which may be imposed by the Court, including minority approval); and approval of an amalgamation or merger. See paragraph 9 of Part 2 of this Offer Document”

3. Sub-paragraph 17(d) of Part 2 of the Offer Document, sub-paragraphs 6(l) and (m) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document, and sub-paragraph 1(b)(v)(B) of Section D “Electronic Acceptances” of Part 3 of the Offer Document are hereby amended and supplemented as follows:

Sub-paragraph 17(d) of Part 2 of the Offer Document is deleted and replaced with the following:

“General

If the Offer does not become or is not declared wholly unconditional:

i.	in the case of CryptoLogic Shares (or Exchangeable Shares) held in certificated form, the Form of Acceptance (or Notice of Conditional Retraction and Form of Acceptance) and the relevant share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) promptly after the lapsing of the Offer (but in no event later than 3 Business Days of lapsing of the Offer) to the person or agent whose name and address (outside a Restricted Jurisdiction) is indicated in Box 5 on the Form of Acceptance, or, if none is set out, to the first-named holder at his or her registered address (provided that no such documents will be sent to an addressee in a Restricted Jurisdiction);

ii.	in the case of CryptoLogic Shares held in CREST, the Escrow Agent will give TTE instructions to Euroclear to transfer, promptly after the lapsing of the Offer (but in no event later than 3 Business Days of lapsing of the Offer), all CryptoLogic Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the CryptoLogic Shareholders concerned; and

iii.	in the case of a holder’s CryptoLogic Shares (or Exchangeable Shares) held through a participant in CDS or DTC, as applicable, and tendered under the respective Book-Entry Transfer system, the Receiving Agent will arrange for such CryptoLogic Shares (or Exchangeable Shares) to be returned to such tendering holder promptly after the lapsing of the Offer (but in no event later than 3Business Days of lapsing of the Offer) by crediting the securities position of the ledger account maintained by such participant in CDS or DTC, as applicable, in the amount of such CryptoLogic Shares (or Exchangeable Shares).

All communications, notices, certificates, documents of title and remittances sent by, to, or from CryptoLogic Shareholders or their appointed agents will be sent at the risk of the relevant CryptoLogic Shareholder.”

Sub-paragraph 6(l) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is deleted and replaced with the following:

“If the Offer lapses or is withdrawn for any reason:

i.	in respect of CryptoLogic Shares in certificated form, the Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or such other methods as may be approved by the Panel) promptly after the lapsing or withdrawal of the Offer (but in no event later than 3 Business Days of lapsing or withdrawal of the Offer), at the risk of the CryptoLogic Shareholder concerned, to the person or agent whose name and address outside a Restricted Jurisdiction is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first named holder at his registered address outside a Restricted Jurisdiction. No such documents will be sent to an address in a Restricted Jurisdiction;

ii.	in respect of CryptoLogic Shares in CREST, the Escrow Agent will give instructions to Euroclear to transfer, promptly after the lapsing or withdrawal of the Offer (but in no event later than 3 Business Days of lapsing or withdrawal of the Offer), all CryptoLogic Shares held in escrow balances and in relation to which it is the Escrow Agent for the purposes of the Offer to the original available balances of the CryptoLogic Shareholders concerned; and

iii.	in respect of CryptoLogic Shares held through a participant in CDS or DTC and tendered under the applicable Book-Entry Transfer system, the Receiving Agent will arrange for such CryptoLogic Shares to be returned to such tendering holder promptly after the lapsing or withdrawal of the Offer (but in no event later than 3 Business Days of lapsing or withdrawal of the Offer) by crediting the securities position of the ledger account maintained by such participant in CDS or DTC, as applicable, in the amount of such CryptoLogic Shares.”

Sub-paragraph 6(m) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is deleted and replaced with the following:

“If a CryptoLogic Shareholder accepts the Offer in respect of some but not all of his registered holding of CryptoLogic Shares at the Record Date and the Offer becomes or is declared wholly unconditional:

i.	in respect of CryptoLogic Shares held in certificated form that have not been acquired by Amaya in accordance with the terms of the Offer, new share certificate(s) evidencing the remaining holding of CryptoLogic Shares not so acquired will be sent by post (or such other method as may be approved by the Panel) promptly following the date on which the Offer becomes or is declared wholly unconditional (but in no event later than 3 Business Days of the Offer becoming or being declared wholly unconditional), at the risk of the person entitled thereto, to the person or agent whose name and address outside a Restricted Jurisdiction is set out in the relevant box in the Form of Acceptance or, if none is set out, to the first-named holder at his registered address outside a Restricted Jurisdiction (no such documents will be sent to an address in a Restricted Jurisdiction);

ii.	in respect of CryptoLogic Shares held in CREST that have not been acquired by Amaya in accordance with the terms of the Offer, the Escrow Agent will give instructions to Euroclear to transfer, promptly following the date on which the Offer becomes or is declared wholly unconditional (but in no event later than 3 Business Days of the Offer becoming or being declared wholly unconditional), the relevant CryptoLogic Shares held in escrow; and

iii.	in respect of CryptoLogic Shares held through a participant in CDS or DTC that have not been acquired by Amaya in accordance with the terms of the Offer, the Receiving Agent will arrange for the CryptoLogic Shares not so acquired to be returned promptly following the date on which the Offer becomes or is declared wholly unconditional (but in no event later than 3 Business Days of the Offer becoming or being declared wholly unconditional) by crediting the securities position of the ledger account maintained by the relevant participant in CDS or DTC, as applicable.”

Sub-paragraph 1(b)(v)(B) of Section D “Electronic Acceptances” of Part 3 of the Offer Document is deleted and replaced with the following:

“if the Offer does not become wholly unconditional, to give instructions to Euroclear to transfer, promptly after the lapsing of the Offer (but in no event later than 3 Business Days of lapsing of the Offer), all such CryptoLogic Shares to the original available balance of the accepting CryptoLogic Shareholder;”

4. Sub-paragraph 1(c) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The final sentence of this sub-paragraph is deleted and replaced by the following:

“In such a case, a stated period of not less than 14 calendar days’ notice in writing will be given to CryptoLogic Shareholders who have not accepted the Offer prior to the expiry of the Initial Acceptance Period.”

5. Sub-paragraph 3(c)(iii) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

This sub-paragraph is deleted and replaced with the following:

“at any time before the expiration of ten calendar days from the date upon which either:

A.	a notice of change relating to a change in the information contained in this Offer Document, as amended from time to time, that would reasonably be expected to affect the decision of a CryptoLogic Shareholder to accept or reject the Offer (provided that the change to which the notice of change relates occurred prior to the Offer being declared wholly unconditional or after such date but prior to the expiry of all rights to withdraw CryptoLogic Shares under the bid); or

B.	a notice of variation in the terms of the Offer, is mailed, delivered or otherwise properly communicated. This ten day period may be abridged pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities.

The right of withdrawal set forth in this sub-paragraph 3(c)(iii) does not apply (i) if such tendered CryptoLogic Shares have been taken up by Amaya at the date of the notice of change or notice of variation, as applicable (ii) in the case of a notice of change, if the change is not within the control of Amaya or a member of the Amaya Group; or (iii) in the case of a notice of variation, if the variation consists solely of an increase in the consideration offered for the CryptoLogic Shares and the Offer Period is not extended for more than ten calendar days.

The ten calendar day withdrawal period referenced above in sub-paragraph 3(c)(iii) may be extended to ten US Business Days where required by applicable US securities laws, including a change in the consideration offered, percentage of securities sought or changes to a soliciting dealer’s fee. For further information, see paragraph 4(f) of Section B of Part 3 of this Offer Document.”

6. Sub-paragraphs 4(a) and (e)(iii) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document are hereby amended and supplemented as follows:

The following is added at the end of sub-paragraph (a):

“In any such revised Offer, Previous Acceptors will be notified that they may submit a new Form of Acceptance to make any relevant election or, if they do not submit a new Form of Election or notification of withdrawal, they will be deemed to have accepted the revised Offer and to have made the relevant election in a manner specified in the revised Offer.”

Sub-paragraph 4(e)(iii) is deleted and replaced with the following:

“in respect of CryptoLogic Shares held through a participant of CDS or DTC (such as a broker, investment dealer, bank, trust company or other nominee) that have been tendered pursuant to the applicable procedures for Book-Entry Transfers, makes an election to receive consideration under the revised Offer in some other manner; beneficial holders of such CryptoLogic Shares should immediately contact such participant in order to make such election; participants of CDS and DTC should contact such depository in this regard.”

7. Sub-paragraph 5(b) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The first three sentences of this sub-paragraph are deleted and replaced with the following:

“In particular, the Offer is not being made, directly or indirectly, in or into a Restricted Jurisdiction, or by use of the mails of or by any means or instrumentality (including, without limitation, telephone, telex, facsimile, email or other electronic transmission) of interstate or foreign commerce of, or any facilities of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction. Accordingly, unless otherwise determined by Amaya and permitted by applicable law and regulation, copies of this Offer Document, the Form of Acceptance and any related documents are not being and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction or to CryptoLogic Shareholders with registered addresses in a Restricted Jurisdiction or to persons whom Amaya knows to be custodians, trustees or nominees holding CryptoLogic Shares for persons with registered addresses in a Restricted Jurisdiction. Persons receiving such documents (including, without limitation, custodians, nominees and trustees) must not forward, distribute, send or mail them in, into or from a Restricted Jurisdiction or use any such means, instrumentalities or facilities in connection with the Offer.”

8. Sub-paragraph 6(a) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The following is added at the end of this sub-paragraph:

“In the specific circumstances of the Offer, due to the conflicting regulatory regimes of Canada and the United States, on the one hand, and the United Kingdom on the other, Amaya has undertaken not to declare that the acceptance condition (as defined in Section B of Part 3 of this Offer Document) has been satisfied, until such time that it also declares that that all other Conditions have been satisfied or waived, and that the Offer is wholly unconditional (see paragraph 18(b) of Part 2 of this Offer Document). Therefore, in the specific circumstances of the Offer, no conditions will remain to be fulfilled, waived or satisfied after the Offer becomes unconditional.”

9. Sub-paragraph 6(c) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The following is added as the penultimate sentence to this sub-paragraph:

“If a reduction in the Offer Price occurs as set forth in this sub-paragraph 6(c), Amaya will be deemed to have received any dividends to which such reduction relates.”

10. Sub-paragraph 6(n) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document is hereby amended and supplemented as follows:

The last sentence of this sub-paragraph is deleted.

11. Sub-paragraphs 6(s), (t) and (u) of Section B “Further Terms of the Offer” of Part 3 of the Offer Document are hereby amended and supplemented as follows:

Sub-paragraph 6(s) is deleted and replaced with the following:

“The Offer, the Form of Acceptance, all acceptances of and elections in respect of the Offer, all contracts made pursuant to the Offer, all action taken or made or deemed to be taken or made pursuant to any of these terms and the relationship between a CryptoLogic Shareholder and Amaya, the Receiving Agent or the Escrow Agent shall be governed by and interpreted in accordance with English law, provided that nothing in this paragraph 6(s) is intended to derogate from the applicability of, or a CryptoLogic Shareholder’s rights under, applicable securities laws of the jurisdiction in which the Offer is made to such CryptoLogic Shareholder.”

Sub-paragraph 6(t) is deleted and replaced with the following:

“Execution of a Form of Acceptance or other acceptance of the Offer by or on behalf of a CryptoLogic Shareholder will constitute such shareholder’s agreement that the Courts of England are (subject to paragraph 6(u) of this Section B) to have jurisdiction to settle any dispute which may arise in connection with the creation, validity, effect, interpretation or performance of, or the legal relationships established by the Offer and the Form of Acceptance or otherwise arising in connection with the Offer and the Form of Acceptance, and for such purposes that the accepting CryptoLogic Shareholder irrevocably submits to the jurisdiction of the Courts of England, provided that nothing in this paragraph 6(t) shall preclude a CryptoLogic Shareholder from bringing an action in the jurisdiction in which the Offer is made to such CryptoLogic Shareholder under the securities laws of that jurisdiction.”

The word “exclusive” in sub-paragraph 6(u) is deleted.

12. Sub-paragraph 2(c) of Part 6 of the Offer Document is hereby amended and supplemented as follows:

This sub-paragraph is deleted and replaced with the following:

“Neither Amaya nor any of the Amaya Directors listed herein, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws or a finding of any violation of United States federal or state securities laws.”

13. Paragraph 6 of Part 6 of the Offer Document is hereby amended and supplemented as follows:

The following sentence is added immediately following the first sentence of the paragraph:

“Other than as set out in this paragraph 6 below, Amaya has not made any alternative financing arrangements or alternative financing plans.”

Item 12.	Exhibits.

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Bryne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with Amaya’s Schedule TO on February 21, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMAYA GAMING GROUP INC.

/s/ David Baazov
Name:	David Baazov
Title:	President and Chief Executive Officer

Date:	March 8, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.(a)(1)	Offer Document, dated February 17, 2012.*

99.(a)(2)	Form of Acceptance, Election and Authority.*

99.(a)(3)	Summary Advertisement in The Financial Times (U.S. Edition), dated February 21, 2012.*

99.(a)(4)	Press release announcing the posting of the Offer Document, dated February 21, 2012.*

99.(b)(1)	Bridge loan agreement, dated January 30, 2012, between Amaya and Diocles Capital Inc.*

99.(d)(1)	Irrevocable Undertaking between Mr. Thomas Bryne and Amaya, dated February 1, 2012.*

99.(d)(2)	Irrevocable Undertaking between Mr. David Gavagan and Amaya, dated February 1, 2012.*

99.(d)(3)	Irrevocable Undertaking between Jemekk Capital Management and Amaya, dated February 1, 2012.*

99.(d)(4)	Irrevocable Undertaking between Birkenshaw & Company Ltd. and Amaya, dated February 1, 2012.*

99.(d)(5)	Irrevocable Undertaking between K2 & Associates Investment Management Inc. and Amaya, dated February 1, 2012.*

99.(d)(6)	Underwriting Agreement, dated January 11, 2012, between Amaya and the Underwriters named therein.*

99.(d)(7)	Special Warrant Indenture, dated January 17, 2012, among Amaya, Canaccord Genuity Corp. and Computershare Trust Company of Canada.*

99.(d)(8)	Debenture Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(9)	Warrant Indenture, dated January 17, 2012, between Amaya and Computershare Trust Company of Canada.*

99.(d)(10)	Non-Disclosure Agreement, dated May 27, 2011, between Amaya and CryptoLogic.*

*	Previously filed with the Amaya’s Schedule TO on February 21, 2012.